82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

02026446

REGISTRANT'S NAME Global Direct

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FILE NO. 82- 5084 FISCAL YEAR 5-31-01

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DATE : 2/8/02

BN

2001 Annual Report



Canada's Leading National Provider of Data Driven Communications Solutions globel direct is canada's leading national outsource provider of data driven communications solutions we help canada's leading organizations inform educate service attract and persuade

we help clients target the right audience with the right message in the right form at the right time at the right price

we have toronto calgary edmonton vancouver we have success behind us strategy and vision ahead we are

globel



rising

2001 Annual Report

inside



introduction

we are globel direct

rising to the challenges of new communications channels rising to new technologies rising to create national efficiencies rising to create value

a new level of growth

Introduction

a new level of growth

Globel was borne of the direct mail production industry, a fragmented local-based industry reactive in nature and focused upon price as the primary differentiating competitive element.

Years ago, we saw the need and opportunity for a more comprehensive, higher-end service offering, one that would not only better serve the existing client base, but would also attract a more diverse group of organizations across the country.

Today, Globel Direct is Canada's only national service provider, helping thousands of companies – from the auto industry to non-profit organizations – use data driven communications to acquire, manage and grow their customer base. Globel has risen above its competition by providing comprehensive and integrated communications services on a national scale.

Globel remains one of the leading suppliers of services for the production and processing of traditional direct mail. We offer not just the production facilities, but strategic expertise and counsel as well. The direct mail industry continues to grow dramatically every year, generally more than any other advertising medium. And our share of this business continues to grow as result of our unique positioning as the only national, fully integrated end-to-end provider of services.


Revenue Growth
$12,012,923
$19,626,397
+ 63%
$33,377,454
+ 70%
1999
2000
2001


EBITDA
$944,414
$1,262,479
+ 34%
$2,787,479
+121%
1999
2000
2001


EBITDA Per Share
Weighted Average Basic
0.08
0.09
+ 13%
0.17
+ 89%
1999
2000
2001

As importantly, we have risen to the challenges put forward by industry and our clients, and have successfully expanded our offering to include services that are all data driven in nature:

Critical Document Outsource Services. We help companies, such as BC Gas and Superior Propane, manage their need to format and deliver customized invoices and other critical documents through mail, fax, e-mail and the Internet.

Fulfilment & Customer Care Services. We provide end-to-end response handling and tracking services, including inbound customer care facilities, for such organizations as Travel Alberta and Canon.

Globel Direct's growth strategy is on target and we expect a new level of growth in 2002.

eWorks Electrified Services.

eSeminars.

Unique Offering

Solid Foundation

Customer Relationships

Up-to-Date Technology

We are Globel Direct. We are Rising.

> "Globel has risen above its competition by providing comprehensive and integrated communications services on a national scale."

successes

June 2000
Globel becomes first national provider of data driven communications solutions with acquisition of Jones Direct Marketing Services in Toronto.

September 2000
Direct customer retention program for large manufacturer to generate $1.2 million in annual revenue

December 2000
Globel puts Bell & Howell Pinnacle intelligent inserting system into production in Calgary plant, increasing efficiency and reducing processing time.

December 2000
Intellascan intelligent inserting system put into production in Vancouver plant.

January 2001
Superior Propane reviews market and renews billing outsource distribution contract with Globel for third year in a row.

January 2001
Globel enters growing eLearning market with acquisition of INet eSeminars.

February 2001
Travel Alberta, the Government of Alberta tourism department, renews fulfillment and customer care services contract with Globel for an additional year.

February 2001
Globel launches eWorks Electrified Services."This exciting arena, which is as yet untouched by our competitors, will be focused on the development and integration of profitable electronic Internet based products and services for our clients", says JR Richardson, President & CEO.

March 2001
Globel eSeminars signs a three-year partnership deal with the Building Owners and Managers Association (BOMA) International to produce, manage and administer its online eSeminar programs.

April 2001
BC Gas deems billing outsource distribution pilot with Globel successful and expands scope of contract to 250,000 customers per month.

April 2001
Taco Time Canada enters into agreement with Globel eSeminars for online training program for employees of its 120 franchised restaurants.

July 2001
Profit Magazine names Globel Direct as one of Canada's fastest growing companies for 2001.

July 2001
KPMG certifies Globel for ISO 9001:2000 registration.

PROFIT 100

–The PROFIT100 Staff, after recognizing Globel Direct Inc. as one of Canada's Fastest Growing Companies for the year 2001.

rising above

In a year of soft economic growth and reduced spending by most sectors of industry, the momentum that saw Globel Direct grow dramatically in the past few years continued to propel us to significant progress.

In fact, Globel Direct was recognized by Profit Magazine as one of Canada's fastest growing companies.

Having implemented many of our key strategies, we have now achieved the economies of scale, service and technology enhancements and infrastructure that will take us to our next stage of growth. Globel Direct is indeed rising.

This year saw us complete and consolidate our strategic acquisition of Jones Direct Marketing Services in Toronto, making Globel the only true national provider of data driven communications solutions. Our Toronto operation is now fully integrated into our national platform and has added significant capabilities and capacities, as well as ongoing revenue, in all areas of our business.

Globel also entered the lucrative and growing eLearning market with the acquisition of INet eSeminars in January. Repositioned as Globel eSeminars, this new division provides us with proprietary technology for online, interactive training and education. Our strategy proved itself when the Building Owners and Managers Association International (BOMA) and Globel expanded our relationship to create the BOMA eSeminar Centre; and when Taco Time Canada entered into an agreement to use our technology for their forthcoming online training program.

With its capability for online interactive video and presentation, we view eSeminars as an enhancement of our service offering for our B2B and B2C clients as well. Imagine online continued on next page



"Globel Direct is indeed rising. Rising above the challenges of a softer economy. Rising to the opportunities for growth."

Letter to Shareholders

characterized as necessary communication between companies and their audiences. Our share of this market continues to grow and few of our competitors are in as sustainable a position. In an optimistic outlook, we have all of the building blocks in place for significant increases in revenue. In fact, our view is that we clearly remain on track to our vision: Globel Direct will be a $90 million company within three to five years.

We also believe that there remains opportunity for growth through consolidation within our industry. And this is the focus of our acquisition strategy for the coming year. Our view is to "roll-in" acquisitions, with efficiencies gained by the elimination of redundant footprints and merged, streamlined operations, while gaining revenues and capacities that contribute to our economies of scale.

Globel Direct is indeed rising. Rising above the challenges of a softer economy. Rising to the opportunities for growth.

As we move into a new year, I would like to thank our shareholders, board of directors, our people and our clients for their tremendous support of Globel Direct. We are looking forward to another year of success together.

On behalf of the Board of Directors,

J.R. Richardson
President and Chief Executive Officer

October 10, 2001



introduction

critical document outsourcing services fulfilment &
customer care services eworks electrified services
end-to-end integrated communications solutions for acquiring, managing and building customer relationships helping our clients reach their audiences with the right message in the right format at the right time at the right cost





critical document outsource

82-5084

A Critical Document Outsource Distribution Solution for BC Gas

When BC Gas embarked on an initiative to improve their communications with their customers and re-define their monthly bill, they turned to Globel to help. Globel's integrity, enthusiasm and leading edge technologies were instrumental in their decision to leave their current provider and engage Globel to implement their long-term plans. Beginning with a pilot program to just 20,000 customers, the program was then expanded to 250,000 customers. Soon, Globel will be producing over 750,000 monthly bills for BC Gas that utilize variable graphs, targeted messaging and cost saving efficiencies that make a difference.

Globel Solutions

services

Globel Direct processes and distributes millions of bills and statements each year. We specialize in data formatting, output format and design, digital output and distribution by mail, fax or over the Internet.

Billing has traditionally been viewed as a backroom cost centre, one that requires constant re-investment to keep technology, equipment and processes up to date for the evolving needs of the customer and today's expectations and standards in critical document distribution.

The choice: either invest in equipment, technology, the footprint and the people that will take on the transformation or enter into a long-term outsource arrangement with a partner who has invested in the infrastructure, equipment, technology and people – one who has the proven industry experience, capacity, and focus to guarantee the successful implementation of improved document distribution.

Globel is that partner and today, we are attracting attention from Canada's major billers. With each new contract, we gain more credibility in an industry demanding flexibility, ingenuity and quality. We are rising – rising to the attention of Fortune 500 companies that need our help.

One reason is that Globel turns billing into a marketing tool by allowing companies to target messages based upon the information they have gathered about their customers. Each bill can contain a message relevant to that particular customer, rather than a mass message to all customers.

Some estimates say that by 2005, 30% of all bills will be delivered online. But the adoption of e-billing is slow, both by companies and their customers. Globel is helping companies gradually adapt to this new method, helping them avoid high capital and staff costs by taking a unique, flexible, cost-efficient service bureau approach to e-billing.

We deliver turnkey electronic billing in harmony with existing paper bill processes. We print and mail or fax bills for those that want paper invoices and electronically deliver bills to those that wish to receive on-line.

Globel also provides electronic archival and retrieval systems so that clients and their customers can retrieve an exact copy of the document Globel has formatted and produced.

Direct marketing is still the fastest growing segment of the advertising industry. With the wealth of knowledge companies have about their customers and those they want to have as customers, the most effective means of communication continues to be direct. And Globel is one of the leading providers of direct marketing solutions.

We have unsurpassed capacity in equipment and a wealth of experienced people to manage the largest and most complex programs.

We make customized relevant messages for each and every customer or prospect not only possible, but imperative.

Our solutions take marketers and other organizations from strategy and message development through to in-the-mail, then on to response handling. Some of the biggest mailers in Canada are numbered among our clients, as well as several of North America's leading advertising agencies.

Globel handles an entire range of communications delivered through the mail. For example, each year Globel mails hundreds of thousands of annual reports, magazines, loyalty program statements, newsletters, customer notices, contest promotions and much, much more.

direct mail

Direct Mail Solutions for Yves Rocher

For the past 6 years, Globel Direct has been working in North America with Yves Rocher, France's natural beauty source for cosmetics. Yves Rocher has established a direct dialogue with over 30 million women worldwide – women that have different needs, different wants and deserve a "direct link to their beauty solutions".

Globel produces relevant, timely and cost effective direct mail packages for Yves Rocher that speak to the individual wants of the customer. The packages can include samples and offers based on the buying habits and interests of the individual customer.

"We speak to our customers 12 times a year – that means we send more than 12 million pieces of communication through Globel's facility in Toronto. The Globel team provides a critical role in the management of our customer relationships," says Paul Archambault of Yves Rocher North America Inc.

services




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eworks electrified

82-5084

The envelope has exploded. What lies beyond is what will help drive Globel Direct to new levels of growth. Traditional mail-based marketing and communications areas now share the stage with a new wave of innovative customized communication options. They're primarily Internet based. They move at breathtaking speeds and can deliver customized marketing messages of astonishing complexity.

Just as important are the reporting tools that are part of this new world. Now marketers can know in an instant what is working and what isn't. They can share the information in a variety of ways with colleagues, partners, and others.

This new world is what our eWorks division is about, but with a twist: eWorks is about the fusion of direct marketing experience and discipline with methods and technologies that have too long strictly been the province of programmers.

The function of Globel eWorks' products is exactly the same as many traditional direct response marketing initiatives – we assemble data, develop and deliver a communications package, ask for a response, receive the response and turn it back into meaningful data for our clients – only the 'e' process is instantaneous and offers two-way communication capabilities, in a much more automated environment.

eWorks is both a process and a suite of products that integrate with our clients' full communication programs. This integration is deepening our relationships with our clients and is a key competitive advantage for Globel. It means we are integral to our clients' full programs and enables us to enter into agreements that are long term, not just project based.

This recurring revenue stream improves our economies of scale – we can offer complex solutions at a fraction of the cost a company would incur internally.

Globel Solutions

services

An eWorks Solution for Canadian Red Cross

Globel Direct has been managing the production of the Canadian Red Cross, Western Region's consumer fund development initiatives since 1993, a program that raises $3.5 million annually to help fund the many worthy causes the Red Cross supports. In a strategic session conducted to review the program, we presented an electrified solution for corporate fund development.

A creative package, an eResponse tool and an on-line, real-time tracking solution was successfully implemented within weeks. Today, our business relationship continues to expand – working with the traditional, integrating the new and delivering results.

Today's marketing programs often require fulfilment – of products, literature, sales premiums, rebates and certificates, and other types of information. And many such programs also require customer care tele-support. As more and more of our business is conducted on-line, the need for a live, qualified and available customer service team is essential to customer satisfaction.

With combined square footage of over 257,000 feet in four cities, a fully automated inventory system and 60 call centre specialists, Globel provides end-to-end fulfilment on an outsourced basis for both offline and online promotional and informational marketing programs.

Globel's call centre handles blended in-bound / out-bound calls combining web based solutions with telephony technologies.

Our specialized operators can input orders directly into clients' databases, access relevant customer information and become an extension of our clients' customer service. Real-time order entry and credit card verification mean back orders and declines are managed effectively. Utilizing Globel's call centre services means that start-up costs are kept to a minimum.

With Globel, fulfilment and customer care programs are designed specifically for each client and program and can be fully integrated with the marketing program being implemented through Globel.

Globel Solutions

fulfilment &

A Fulfilment Solution for Travel Alberta

Tourism is Alberta's fourth largest industry, contributing $4.2 billion to the province's economy in 1999 alone. Through trade shows, direct mail, print and television advertising and the Internet, Travel Alberta actively promotes the province as a vacation and meeting destination to the U.S., Canadian and overseas markets.

Most promotional efforts invite a request for more information and this is where Globel comes in, providing the complete outsource fulfilment and tele-support services Travel Alberta needs.

When someone calls the Travel Alberta toll-free line, it is a Globel representative with whom they converse. Our trained "Alberta Specialists" provide counselling about Alberta's tourism products. They also act as effective salespeople for the province, encouraging callers to choose Alberta as their destination and promoting extended stays, additional destinations and enhanced activities. Within 24 hours of a call, a customized package is shipped to the prospective traveler providing information discussed during the call.

Globel also manages inquiries by mail, fax, e-mail and reader response cards, integrating all responses to a central database for tracking, reporting and follow-up.

customer care services





eseminar

eLearning is considered to be one of the growth industries of the next decade and Globel is well positioned to help its clients take advantage of this new method of disseminating information and education.

Globel eSeminars uses full-motion streaming video-on-demand to create an interactive online learning experience that also allows for participants' learning progress to be tracked and certified. Participants log on to an eSeminar and go through the material at any time of day and at their own pace.

Globel eSeminars are employed in several ways:

- Organizations can provide proprietary professional development training to employees online resulting in significant cost savings in training and travel costs
- The Globel eSeminar Centre features career and personal development seminars created in partnership with content providers such as professional trainers.
- Companies can use eSeminars as a method of presenting online sales presentations for the purposes of lead generation, cross-selling or upselling.

The eSeminar Solution for Taco Time Canada

Mexican fast-food franchiser Taco Time Canada is betting that its strategy of integrating eSeminars into its corporate training and development program will reduce employee turnover, provide employee empowerment and improve customer satisfaction.

Ken Pattenden, Taco Time's President, is convinced that greater investment in online training using eSeminars will play a key role in a successful corporate training and development program he is launching for Taco Time's 2000 Canadian employees. Taco Time Canada, headquartered in Calgary has nearly 120 franchise locations in Canada, with 100 outlets scattered across Alberta, BC and Saskatchewan.

Mr. Pattenden believes that online eSeminars aimed at empowering employees and improving customer satisfaction are ideally suited to his young troops who are web savvy and want to learn on their own time and at their own pace.

Over the long-term, Pattenden believes that proper training through e-Seminars will help reduce the high turnover rate of young people that plagues the fast-food industry. The bottom-line bonus for Taco Time is that it is also less expensive than traditional classroom training.


facilities &

82-5084

With facilities in Toronto, Calgary, Edmonton and Vancouver totaling over 257,000 square feet of operations, Globel Direct is the only national provider of data driven communications.

Our 300 people provide the vision, energy, expertise and commitment that ensures we always rise to the occasion.

Globel is also committed to quality. All of our facilities are now ISO registered, a commitment that few in our industry have cared to make. It is helping us win and keep clients. It is ensuring that waste is kept to a minimum and that all of our suppliers meet the strict criteria we have put in place.

Each of our facilities offers full service capabilities and can draw upon the resources of our other operations on a seamless basis. We keep our equipment and technology intelligently up-to-date. Our technology investment philosophy is to provide the equipment and services our market is ready for, fulfilling a need rather than attempting to create one.

Examples are our investments this past year in two new mail processing technologies.

Our new *IntellaScan* system in Vancouver uses the power of high speed cameras to bring 100% integrity and quality control to mailing operations. *IntellaScan* allows for end-of-process integrity checks. It helps us ensure that every document we print is mailed and mailed only once.

In Calgary, our Bell & Howell *Pinnacle* intelligent inserting system has reduced our mail processing time by two-thirds. It is called "intelligent" because it has sensors that allow it to read OMR marks (Optical Mark Recognition), placed onto documents in the programming phase, that provide information about how to collate documents in any combination for inserting purposes.

Solutions Come from Knowledgeable People

As members of North America's leading industry associations, our Globel People both participate in and speak at seminars and conferences, keeping us up-to-date and in the know. This is what allows us to not just implement our clients' plans, but to help them develop them as well. Members of our key management team have toured operations around the globe and we continually educate our team in all areas of our business.

Globel Solutions

people

The lifeblood of our business, it is our clients who help Globel rise.

Globel is fortunate to have many long standing relationships with clients in a variety of industries, including several of Canada's largest blue chip organizations. Our clients are in industry, finance, consumer goods, government, not-for-profit, communications, energy and many other sectors. Each year, Globel helps these organizations reach their audiences with messages that inform, educate, service and persuade their customers and other audiences important to their businesses.

Globel Solutions

BC Gas Computershare CIBC Mellon Focus on the Family Shell Canada Satellite Entertainment Guide P A Douglas & Associates United Western Communications Husky Oil TELUS Communications TELUS Mobility Aurum Samaritan's Purse Response Innovations City of Calgary TD Canada Trust Guardian Building Products Workers Compensation Board Shaw Cablesystems Canadian Springs Yves Rocher MacLaren McCann MacLaren McCann – GM Bell Canada Rehandart Superior Propane STARS Air Ambulance Ogilvy & Mather Business Depot Direct Insurance Marketing Group Telecom Canon Taylor Tarpay Travel Alberta CI Mutual Grey Worldwide Wi-LAN Placer Dome Alberta Treasury Branches University of Calgary Government of Alberta Go Direct Canada Life London Life Epcor

clients



2001 Annual Report

management's discussion & analysis management's report consolidated balance sheets consolidated statements of income & retained earnings notes to consolidated financial statements

finance in review

management's discussion & analysis

The following discussion and analysis is management's assessment of Globel's historical financial and operating results and should be read in conjunction with the audited consolidated financial statements of the Company for the year ended May 31, 2001.

Major Transactions Affecting Financial Results

Two acquisitions were completed during the year which have substantially increased revenues and have helped Globel position itself to be a national service provider to our customers.

In June 2000, the Company acquired all of the issued and outstanding shares of Jones Direct Marketing Services Ltd. for a cash consideration of $3.9 million including acquisition costs. This business, located in Toronto, Ontario has given Globel Direct a significant footprint in the Ontario market place. Their existing clients have provided the company with a revenue base of $10 million during the year and brought with it capital assets valued at $3.3 million.

In January 2001, the Company acquired the operating assets and business of INet Communications Inc. for 360,000 common shares at a value of $1.00 per share and $0.1 million in cash consideration including acquisition costs. This acquisition brings intellectual capital to enhance the Company's E-business product line.

Revenue

Revenue in 2001 rose by 70% to $33.3 million compared to $19.6 million in 2000. These revenues included approximately $10 million from current year acquisitions with the remaining growth of $3.7 million attributed to pre-existing revenue bases.

Expenses

Expenses in fiscal 2001 were $30.5 million compared to $18.8 million in 2000, an increase of 62%. Production expenses increased to $19.9 million in 2001 from $12.2 million in 2000 yielding a gross margin of 40% as compared to only 38% in 2000 due to efficiencies gained through acquisitions.

Administration, selling and marketing expenses also increased to a combined total of $10.6 million in 2001 from $6.6 million in 2000 which was a 2% decrease as a percentage of revenues over the prior year due to streamlined operations as a result of strategic acquisitions.

Interest and Amortization

Interest increased by $0.3 million due to the convertible debenture debt component secured to provide financing for the acquisition of Jones Direct Marketing Services Ltd. and additional operating loan requirements.

Amortization increased by $1.1 million due to the acquisitions for the current fiscal year.

Income Taxes

Liquidity and Capital Resources

Risks and Uncertainties

Outlook

"Fiscal year 2002 is expected to be another year of significant growth in both financial and operating results."

The consolidated financial statements of Globel Direct, Inc. were prepared by management within acceptable limits of materiality and are in accordance with accounting principles generally accepted in Canada. Management is responsible for ensuring that the financial and operating information presented in this annual report is consistent with that shown in the consolidated financial statements.

The consolidated financial statements have been prepared by management in accordance with the accounting policies as described in the notes to the consolidated financial statements. Timely release of financial information sometimes necessitates the use of estimates when transactions affecting the current accounting period cannot be finalized until future periods. When necessary, such estimates are based on informed judgements made by management.

Management has designated and maintains an appropriate system of internal controls to provide reasonable assurance that all assets are safeguarded and financial reports properly maintained to facilitate the preparation of financial statements for reporting purposes.

KPMG, an independent firm of Chartered Accountants appointed by the shareholders, have conducted an examination of the corporate and accounting records in order to express their opinion on the consolidated financial statements. The Board of Directors has approved the consolidated financial statements on the recommendation of the Audit Committee.

JR Richardson
President & Chief Executive Officer

Leslie Byle
Chief Financial Officer

management's report

auditors report

To the Shareholders Globel Direct, Inc.

We have audited the consolidated balance sheet of Globel Direct, Inc. as at May 31, 2001 and the consolidated statements of income and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at May 31, 2001 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The comparative figures for May 31, 2000 were reported on by another firm of chartered accountants.

KPMG LLP

Chartered Accountants

Calgary, Canada
October 18, 2001

May 31, 2001 and 2000	2001	2000
Assets		
Current assets:		
Accounts receivable	$ 7,775,150	$ 4,419,109
Inventory	928,706	584,239
Deposits and prepaid expenses	596,538	425,827
	9,300,394	5,429,175
Capital assets (note 4)	5,367,479	2,420,123
Investment, at cost	24,471	53,769
Goodwill and intangible assets	3,178,423	1,383,122
Deferred acquisition costs	—	32,883
	$ 17,870,767	$ 9,319,072
Liabilities and Shareholders' Equity		
Current liabilities:		
Bank indebtedness	$ 572,672	$ 556,056
Operating loan (note 5)	2,500,000	-
Accounts payable and accrued liabilities	4,661,922	2,603,520
Postage advances	1,260,694	1,095,793
	8,995,288	4,255,369
Current portion of long-term debt (note 6)	332,320	436,800
Current portion of obligations under capital lease	18,381	14,882
Current portion due to former shareholders	—	31,410
	9,345,989	4,738,461
Long-term debt (note 6)	548,000	854,319
Liability component of convertible debenture (note 7)	432,350	—
Obligations under capital lease	—	7,193
Future income taxes (note 8)	614,000	71,826
	10,940,339	5,671,799
Shareholders' equity:		
Share capital (note 9)	3,666,163	2,921,684
Equity component of convertible debenture (note 7)	2,502,940	—
Retained earnings	761,325	725,589
	6,930,428	3,647,273
Commitments and contingencies (notes 10, 5, 7 and 14)		
Subsequent event (note 13)		
	$ 17,870,767	$ 9,319,072

See accompanying notes to consolidated financial statements.

On behalf of the Board:

Director Director

consolidated balance sheets

Consolidated Statements of Income & Retained Earnings

Years ended May 31, 2001 and 2000	**2001**	**2000**
Revenue:		
Sales and service	$ 33,276,519	$ 19,591,549
Other income	100,935	34,848
	33,377,454	19,626,397
Expenses:		
Production	19,970,720	12,236,559
Administration	7,706,228	4,953,529
Selling and marketing	2,913,027	1,654,256
	30,589,975	18,844,344
Income before other item, interest, amortization and income taxes	2,787,479	782,053
Other item:		
Non-operating gains (note 11)	—	480,426
Income before interest, amortization and income taxes	2,787,479	1,262,479
Interest and amortization:		
Interest on long-term debt	530,861	228,021
Amortization	1,722,540	644,499
	2,253,401	872,520
Income before income taxes	534,078	389,959
Income taxes (note 8):		
Current	473,711	33,382
Future (recovery)	(173,093)	71,826
	300,618	105,208
Net income	233,460	284,751
Retained earnings, beginning of year	725,589	509,741
Change in method of accounting for income tax (note 8)	(66,291)	—
Excess of redemption amount over stated value of preferred shares (note 3(d))	(52,438)	(68,903)
Accretion on equity component of convertible debenture net of tax effect of $63,595 (note 7)	(78,995)	—
Retained earnings, end of year	$ 761,325	$ 725,589
Earnings per share (note 9(i))	$ 0.01	$ 0.02

See accompanying notes to consolidated financial statements.

Years ended May 31, 2001 and 2000	2001	2000
Operating activities:		
Net income	$ 233,460	$ 284,751
Items not affecting cash:		
Amortization	1,722,540	644,499
Future income taxes	(173,093)	71,826
Forgiveness of debt (note 11)	–	(408,726)
Interest accretion on convertible debt	71,720	–
Gain on sale of investment	(1,762)	(50,064)
Funds provided by operations	1,852,865	542,286
Changes in operating assets and liabilities:		
Accounts receivable	(1,054,294)	529,709
Prepaids and inventory	(141,188)	(37,665)
Accounts payable and accrued liabilities	971,049	(773,256)
Postage advances	(1,928,067)	239,243
Total change in operating assets and liabilities	(2,152,500)	(41,969)
Cash provided by operating activities	(299,635)	500,317
Financing activities:		
Proceeds from convertible debenture issue	3,000,000	–
Proceeds from (repayment of) operating loan	2,500,000	(376,317)
Proceeds from (repayment of) long-term debt, net	(410,799)	649,333
Repayments to former shareholders	(317,731)	(57,872)
Issuance of Common shares, net of issue costs	215,248	1,799,900
Cash payments on convertible debenture	(189,370)	–
Redemption of Preferred shares	(110,229)	(141,983)
Convertible debenture issue costs	(89,650)	–
Repayments of obligations under capital lease	(43,997)	(39,143)
Cash provided by financing activities	4,553,472	1,833,918
Investing activities:		
Acquisition of Jones Direct Marketing Services Ltd., net of cash acquired (note 3(a))	(3,591,711)	–
Acquisition of capital assets	(742,685)	(562,944)
Decrease in deferred acquisition costs	32,883	9,737
Proceeds on sale of investment	31,060	72,387
Acquisition of investments, at cost	–	(36,237)
Acquisition of Innovative Communications Ltd., net of cash acquired (note 3(c))	–	(904,358)
Acquisition of RN Marketing Solutions Ltd., net of cash acquired (note 3(e))	–	(1,340,186)
Cash used in investing activities	(4,270,453)	(2,761,601)
Cash outflow	(16,616)	(427,366)
Bank indebtedness, beginning of year	(556,056)	(128,690)
Bank indebtedness, end of year	$ (572,672)	$ (556,056)
Taxes paid	$ 299,989	$ 79,726
Interest paid	$ 459,141	$ 228,021

See accompanying notes to consolidated financial statements.

consolidated statements of cash flows

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended May 31, 2001 and 2000

1. Nature of operations:

The Corporation is in the business of providing marketing, telecommunication and printing services.

2. Significant accounting policies:

(a) Principles of consolidation:

The consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiaries, Security Mailing Inc. ("SMI"), Innovative Communications Ltd. ("ICL"), Jones Direct Marketing Services Ltd. ("JDMSL") and Globel E-Seminar Inc. ("GES").

(b) Inventory:

Inventory is valued at the lower of cost, determined on a first-in, first-out basis, and net realizable value.

(c) Capital assets:

Capital assets are recorded at cost. Amortization is provided for using the following annual rates and methods:

Assets	Basis	Rate
Computer hardware	Declining balance	30%
Computer software	Declining balance	50%
Equipment	Declining balance	20%
Office equipment	Declining balance	20%
Vehicles	Declining balance	30%
Leasehold improvements	Straight-line	5 years
Intellectual property	Straight-line	5 years

One half year's amortization is provided for in the year that a capital asset is acquired.

(d) Deferred acquisition costs:

Costs incurred to complete business acquisitions are deferred and capitalized as an acquisition cost upon the closing of the transaction.

(e) Revenue recognition:

The Corporation records revenue from service contracts on the percentage of completion basis. Included in inventory is $296,000 (2000 - $367,444) of work in progress at year-end.

(f) Income taxes:

Income taxes are accounted for using the asset and liability method of accounting for income taxes. Temporary differences arising from the differences between the tax bases of assets and liabilities and their respective carrying amounts on the balance sheet are used to calculate future income tax assets or liabilities. Future tax assets and liabilities are calculated using enacted or substantively enacted tax rates anticipated to apply when the asset is realized or the liability settled.

(g) Investments:

The Corporation uses the cost method to account for its investments, whereby the investment is recorded at its original cost and earnings from the investment are recognized only to the extent received or receivable.

Where there has been a permanent decline in value, the investment is stated at net realizable value.

(h) Goodwill and intangible assets:

Goodwill and intangible assets, which represents the excess of the cost of acquisitions over the attributed fair value of assets and liabilities acquired, is amortized on a straight-line basis over periods ranging from five to twenty years. Management reviews the valuation and unamortized portion of goodwill annually, taking into consideration the nature of the industry and the circumstances which might impair the value. The amount of impairment, if any, is determined based on estimated future undiscounted cash flows. Any permanent impairment in the value of goodwill is written off against earnings.

(i) Per share amounts:

Effective December 31, 2001 a new standard for the computation and disclosure of net earnings per share was adopted. Under the new standard, the treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments instead of the imputed earnings method.

Basic per share amounts are computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted per share amounts are calculated giving effect to the potential dilution that would occur if stock options or other dilutive instruments were exercised or converted to common shares. The treasury stock method assumes that any proceeds upon the exercise or conversion of dilutive instruments, for which market prices exceed exercise price, would be used to purchase common shares at the average market price of the common shares during the period.

(j) Measurement uncertainty:

The valuation of capital assets, and goodwill and intangible assets are based upon management's best estimate of the future recoverability of these assets. The amounts recorded for amortization of capital assets, and goodwill and intangible assets are based upon management's best estimate of the remaining useful life and period of future benefit of the related assets. The amount recorded for work in progress inventory is based upon management's best estimate of the percentage of completion of jobs in progress at year-end.

By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements from changes in such estimates could be significant.

3. Business combinations:

(a) Pursuant to a Purchase and Sale Agreement dated July 28, 2000 between the Corporation and the shareholders of JDMSL, the Corporation acquired 100% of the issued and outstanding shares of JDMSL for total consideration of $3,790,000 plus acquisition costs. The combination has been accounted for using the purchase method of accounting, whereby the results of operations of JDMSL are included in the accounts of the Corporation from June 1, 2000, the effective date of the acquisition.

The purchase price was allocated based on fair values, as follows:

Working capital (including cash of $329,402)	$ (501,806)
Capital assets	3,357,176
Future income tax liability	(939,593)
Goodwill	2,005,336
Net assets acquired	$ 3,921,113

Purchase price:	
Cash	$ 3,790,000
Acquisition costs	131,113
Total consideration	$ 3,921,113

b) Pursuant to an Asset Purchase Agreement dated January 4, 2001, the Corporation acquired the operating assets of INET Communications Inc. ("Inet") for 360,000 common shares of the Corporation at a value of $1.00 plus cash of $144,000. The Corporation also paid $16,342 in acquisition costs. The purchase price of $520,342 was allocated based on fair values to intellectual property.

Pursuant to a Rollover agreement dated January 5, 2001, the Corporation transferred the above assets to a wholly owned subsidiary, GES, in exchange for 520,342 common shares with a value of $1.00 per share.

(c) Pursuant to a Purchase and Sale Agreement dated June 10, 1999 between the Corporation and the shareholders of ICL, the Corporation acquired 100% of the issued and outstanding shares of ICL for total consideration of $1,033,396. The combination has been accounted for using the purchase method of accounting, whereby the results of operations of ICL are included in the accounts of the Corporation from June 10, 1999, the effective date of the acquisition.

The purchase price was allocated, based on fair values, as follows:

Working capital	$ 374,318
Capital assets	48,597
Goodwill	610,481
Net assets acquired	$ 1,033,396
Purchase price:	
Cash	$ 1,000,000
Acquisition costs	33,396
Total consideration	$ 1,033,396

(d) Pursuant to a Purchase and Sale Agreement dated December 17, 1999, the Corporation acquired all of the issued and outstanding shares of Globel Enterprises Inc. ("GEI") for a purchase price of $11,464,286. The purchase price was satisfied through the issuance of 7,325,524 Common shares at a price of $1.50 per Common share, and $476,000 Series "A" Second Preferred shares at a price of $1.00 per share. Upon closing of this transaction 2,142,857 Series "A" First Preferred shares and 1,000,000 Common shares previously issued to GEI were cancelled.

Effective December 20, 1999 GEI amalgamated with the Corporation and continued operations as Globel Direct, Inc. During the year, the Corporation redeemed 110,229 (2000 - 141,983) Series "A" Second Preferred shares.

As both GEI and the Corporation were under common control due to common officers, directors, and significant shareholders, the accounts, including Common shares at June 1, 1999 (note 9(b)), have been combined at carrying values, using the continuation of interest method of accounting, as if the companies had been combined since inception.

(e) Pursuant to an Asset Purchase Agreement dated June 10, 1999, the Corporation acquired the operating assets of RN Marketing Solutions Ltd. for cash consideration of $1,450,000.

The purchase price was allocated, based on fair values, as follows:

Working capital	$ 306,000
Capital assets	1,144,000
Net assets acquired	$ 1,450,000

4. Capital assets:

2001	Cost	Accumulated amortization	Net book value
Computer hardware	$ 701,455	$ 381,288	$ 320,167
Computer software	890,463	533,328	357,135
Equipment	5,961,695	2,342,977	3,618,718
Office equipment	497,054	227,115	269,939
Vehicles	51,860	51,610	250
Leasehold improvements	735,073	428,129	306,944
Intellectual property	520,342	26,016	494,326
	$ 9,357,942	$ 3,990,463	$ 5,367,479

2000	Cost	Accumulated amortization	Net book value
Computer hardware	$ 578,501	$ 270,420	$ 308,081
Computer software	400,916	270,467	130,449
Equipment	2,719,497	1,422,492	1,297,005
Office equipment	455,027	164,502	290,525
Vehicles	99,928	87,991	11,937
Leasehold improvements	644,212	262,086	382,126
	$ 4,898,081	$ 2,477,958	$ 2,420,123

5. Operating loan:

The Corporation has a credit facility to a maximum of $2,500,000 (2000 - $1,000,000) bearing interest at prime plus 0.75% due on demand with the Toronto Dominion Bank ("TD"). The facility also includes a floating rate term loan to a maximum of $500,000 which bears interest at prime plus 1%, and is repayable in monthly principal payments of $13,889 plus applicable interest. In support of the credit facility, certain officers, directors and shareholders have provided personal guarantees. TD also has a General Security Agreement in first position on account receivables and inventory against the Corporation, ICL and SMI, and a second charge on capital assets. TD also has been provided with unlimited guarantees from SMI, ICL and JDMSL.

On July 30, 2001 the Corporation revised its credit facility agreement with the Toronto Dominion Bank ("TD") to increase the maximum loan to $3,000,000 from July 30, 2001 to September 15, 2001 after which the credit facility reverts to a maximum of $2,500,000. The revised facility bears interest at TD's prime rate plus 0.75%, is due on demand and is subject to the same security stated above.

Under the terms of the credit facility, the Corporation must meet certain financial covenants. As at May 31, 2001 the Corporation is in violation of the working capital covenant. Recourse action to be taken by TD, if any, is not determinable at the date of issuance of these financial statements.

Operating loan interest of approximately $150,000 has been included in interest on long-term debt.

6. Long-term debt:

	2001	2000
RoyNat Inc. five year term loan, repayable in monthly payments of $19,800 plus interest at RoyNat's floating base rate plus 3.25% per annum, plus an administration fee of $3,800 per month for the term of the loan, maturing in August, 2004	$ 765,200	$1,002,800
RoyNat Inc. term loan A, repayable in monthly principal instalments of $9,100 plus interest at RoyNat's floating base rate plus 3.25% per annum, and maturing in November, 2001	58,600	168,319
RoyNat Inc. term loan B, repayable in monthly principal instalments of $5,000 plus interest at RoyNat's floating base rate plus 3.25% per annum, and maturing in November, 2001	$ 30,000	$ 90,000
Business Development Bank ("BDC"), term loan repayable in monthly principal instalments of $510 plus interest at the BDC floating rate plus 5% per annum, maturing in September, 2005	26,520	—
Bank small business loan, repayable in monthly instalments of $3,000 plus interest at a Canadian chartered bank's prime rate plus 1.0% per annum, maturing March, 2001	—	30,000
	880,320	1,291,119
Less: portion due within one year	332,320	436,800
	$ 548,000	$ 854,319

The RoyNat loans are secured by debentures having a floating charge on all assets of the Corporation and a fixed and specific mortgage on all real and immovable property, limited personal guarantees by certain officers, directors and shareholders of the Corporation and guarantees from SMI and ICL.

The BDC loan is secured by a General Security Agreement over all current and after-acquired personal property of SMI, ICL and GDI subject to TD and RoyNat priorities.

Future principal repayments are due as follows:

2002	$ 332,320
2003	243,720
2004	243,720
2005	58,520
2006	2,040
	$ 880,320

7. **Convertible debenture:**

On July 31, 2000, the Corporation received $3,000,000 in financing by issuing a convertible debenture to RoyNat Inc. in order to fund the acquisition of JDMSL. The terms of the $3,000,000 convertible debenture issued by the Corporation include an interest rate of 8% per annum and further provide for the payment of bonus interest of $1,600,000 at maturity in the event that the issue is not converted into common shares. The convertible debenture matures three years from issue and is convertible at the option of the holder into common shares of the Coporation at an exercise price of $2.00 per common share for the first two years of the term and $2.50 per common share in the final year. Additionally, as part of the financing with RoyNat, the Coporation issued 300,000 warrants convertible into common shares of the Coporation at an exercise price of $2.25 per warrant. Pursuant to the convertible debenture, the Coporation has the right to settle the debenture with share consideration after eighteen months from the closing date if an average of 20,000 of their common shares trade per day on a recognized stock exchange at an average price of $3.50, increasing to $4.00 twenty-four months after the date of closing, for twenty consecutive trading days.

As at May 31, 2001, the likelihood of the Corporation exercising its right to settle the convertible debenture with shares is reduced from the debenture issue date. The likelihood of payment of bonus interest of $1,600,000 at maturity of the debenture has increased from July 31, 2000.

The principal amount of the debenture, net of issuance costs, has been allocated between debt and equity components.

8. **Income taxes:**

Effective June 1, 2000 the Corporation adopted the Canadian Institute of Chartered Accountants accounting recommendations with respect to income taxes. Under the new recommendations for income taxes, the asset and liability method of accounting for income taxes is used. The Corporation has adopted the new recommendations without restatement of the 2000 comparative figures. As a result of this change in policy, retained earnings have decreased $66,291, future income taxes have decreased by $160,731 and share issue costs have decreased by $227,022.

The significant components of future income tax assets and liabilities at May 31 are as follows:

Future income tax assets:	
Share issue costs	$ 352,468
Cumulative eligible capital	41,487
Income tax losses	5,848
Convertible debenture	16,202
	416,005
Future income tax liabilities:	
Capital assets	1,030,005
Net future tax liability	$ 614,000

The provision for income taxes differs from that calculated using the Canadian statutory rate due to the following:

	2001	2000
Canadian statutory rate	43.7%	43.58%
Income taxes based on statutory rate	$ 233,392	$ 169,944
Non-deductible expenditures	22,831	28,889
Share issuance costs	—	(44,257)
Amortization of assets with no tax basis	60,691	37,158
Deferred tax debit not previously recognized	—	(79,898)
Other	(16,296)	(6,628)
	$ 300,618	$ 105,208

9. Share capital:

(a) Authorized:

Unlimited number of Common voting shares

Unlimited number of First Preferred shares, issuable in series

Unlimited number of Second Preferred shares, issuable in series

(b) Issued:

	2001		2000	
	Number	Stated value	Number	Stated value
Common shares:				
Balance, beginning of year	16,081,236	$ 3,270,696	11,568,381	$ 701,699
Issued on conversion of Series "A" First Preferred shares		—	867,325	33,061
Issued to retire debt		—	30,046	40,563
Issued for cash (note 9(d))		—	1,000,000	1,000,000
Issued on exercise of agent's options (note 9(d) and 9(g))	150,000	62,500	50,000	70,000
Issued on exercise of stock options (note 9(f))	7,934	2,777	154,168	32,209
Issued on exercise of warrants (note 9(d) and 9(e))	331,596	165,798	761,327	830,664
Issued on conversion of Special Warrants	—	—	1,649,989	562,500
Issued on acquisition of Inet (note 3(b))	360,000	360,000	—	—
Balance, end of year	16,930,766	$ 3,861,771	16,081,236	$ 3,270,696
Series "A" First Preferred shares:				
Balance, beginning of year	—	$ —	867,325	$ 33,061
Conversion to Common shares	—	—	(867,325)	(33,061)
Balance, end of year	—	$ —	—	$ —
Series "A" Second Preferred shares:				
Balance, beginning of year	334,017	$ 171,923	476,000	$ 245,003
Redeemed for cash (note 3(d))	(110,229)	(57,791)	(141,983)	(73,080)
Balance, end of year	223,788	$ 114,132	334,017	$ 171,923

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	2001		2000	
	Number	Stated value	Number	Stated value
Special warrants:				
Balance, beginning of year	—	$ —	1,500,000	$ 562,500
Conversion to common shares	—	—	(1,500,000)	(562,500)
Balance, end of year	—	$ —	—	$ —
		$ 3,975,903		$ 3,442,619
Less: share issuance costs (net of tax benefit of $227,022 (2000-$nil))		309,740		520,935
Share capital, end of year		$ 3,666,163		$ 2,921,684

(c) Pursuant to a director's resolution dated November 16, 1999, the Corporation created an unlimited number of Series "A" Second Preferred shares. These shares are non-voting, and are redeemable by the Corporation, in whole or in part, for $1.00 per share.

Pursuant to Articles of Amendment dated October 13, 1998, the Corporation created an unlimited number of Series "A" First Preferred shares. These shares are non-voting and are convertible at the option of the holder into Common shares on a one-for-one basis.

(d) On July 27, 1999, the Corporation issued by way of prospectus, 1,000,000 units consisting of one Common share and one-half of a warrant for cash consideration of $1.00 per unit for total proceeds of $1,000,000. Each whole warrant entitled the holder to acquire one Common share at a price of $1.40 until May 12, 2000. Under the terms of the agency agreement for the prospectus, the agent received an option to purchase 100,000 units at a price of $1.00 per unit, which expired 18 months from the closing. All warrants were exercised during the year ended May 31, 2000.

(e) Warrants and agent's options:

	2001	2000
Common share purchase warrants:		
Outstanding, beginning of year	488,673	750,000
Issued (note 7)	300,000	—
Exercised for cash (notes 9(g) and 9(h))	(481,596)	(261,327)
Expired (note 9(h))	(7,077)	—
Outstanding, end of year	300,000	488,673

(f) Employee stock option plan:

Under the employee stock option plan, the Corporation may grant options to its officers, directors and employees for up to 10% of the issued common shares. Options granted under the plan have a maximum term of 5 years, with vesting terms and conditions determined by the board of directors when granted. The exercise price of each option shall be no less than the market price of the Corporation's shares at the grant date of the options.

A summary of the status of the Corporation's employee stock option plan as of May 31, 2001 and 2000 and changes during the years then ended is as follows:

	2001		2000	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding, beginning of year	1,011,232	$ 2.08	500,000	$ 0.23
Granted	413,000	1.33	675,000	3.00
Exercised	(7,934)	0.35	(154,168)	0.21
Cancelled	(132,000)	1.60	(9,600)	0.35
Outstanding, end of year	1,284,298	$ 1.22	1,011,232	$ 2.08
Options exercisable at year end	1,263,199	$ 1.22	950,966	$ 2.19

The weighted average characteristics of outstanding employee stock options at May 31, 2001, which expire between June 12, 2003 and March 15, 2006, were as follows:

	Options Outstanding			Options Exercisable	
Exercise Prices (C$)	Number Outstanding May 31, 2001	Weighted Average Remaining Contractual Life (Years)	Exercise Price	Number Exercisable May 31, 2001	Exercise Price
0.20	255,000	2.0	$ 0.20	255,000	$ 0.20
0.35	63,298	2.5	0.35	42,199	0.35
1.25	343,000	4.7	1.25	343,000	1.25
1.70	623,000	3.8	1.70	623,000	1.70
	1,284,298		$ 1.22	1,263,199	$ 1.23

On December 12, 2000, the shareholders of the Corporation approved a resolution to re-price 655,000 outstanding stock options with an exercise price of $3.00 to $1.70 per share effective November 6, 2000.

(g) During the year ended May 31, 1999, the Corporation issued 1,500,000 Special Warrants at a price of $0.375 per Special Warrant. On July 27, 1999, by way of a prospectus, the Special Warrants were converted, without payment of any further consideration, into one and one-tenth Common share and one-half of a Common share purchase warrant, exercisable until February 12, 2001, at an exercise price of $0.50 per Common share. All special warrants were converted to common shares at that date.

(h) Pursuant to an Escrow Agreement dated July 31, 2000 2,677,577 Common shares of the Corporation issued to the principal shareholders prior to the Corporation's initial public offering were deposited with the CIBC Mellon Trust Company, an escrow agent. The terms of this Escrow Agreement provide for the release of the escrowed securities when the Escrow Agent receives notice in writing from RoyNat that RoyNat has converted to Common shares of the Corporation ("the Conversion Shares") all of the $3,000,000 principal amount of the Debenture pursuant to the Debenture Agreement terms and RoyNat has disposed of 80% of the Conversion Shares. Of the 2,677,577 Common shares escrowed under the July 31, 2000 Escrow Agreement 522,667 were also escrowed under the May 26, 1998 Escrow Agreement and 2,142,462 were also escrowed under the December 17, 1999 Escrow Agreement. During the year ended May 31, 2001 no Common shares were released from escrow leaving a total of 2,677,577 Common shares escrowed under this agreement.

Pursuant to an Escrow Agreement dated May 26, 1998, 3,000,000 Common shares of the Corporation issued to the principal shareholders prior to the Corporation's initial public offering were deposited with the CIBC Mellon Trust Company, as escrow agent. The terms of this Escrow Agreement provides for the release of the escrowed securities, upon the written consent of the Executive Director of the Alberta Securities Commission, as to one-third on each of the first, second and third anniversaries following October 9, 1998. During the year ended May 31, 2001, 738,669 Common shares were released from escrow (2000 - 1,000,000 common shares). Of the 1,261,331 remaining Common shares escrowed under this agreement at May 31, 2001, 522,667 Common shares are escrowed under the July 31, 2000 Escrow Agreement.

Pursuant to an Escrow Agreement dated December 17, 1999, 6,592,191 Common shares of the Corporation issued to the principal shareholders upon acquisition of GEI were deposited with the escrow agent. The terms of this Escrow Agreement provides for the release of the escrowed securities, upon the written consent of the Executive Director of the Alberta Securities Commission, as to one-third on each of the first, second, and third anniversaries of the acquisition, which was completed December 17, 1999. During the year ended May 31, 2001, 1,483,241 Common shares were released from escrow. Of the 5,108,950 remaining Common shares escrowed under this agreement at May 31, 2001, 2,142,462 Common shares are escrowed under the July 31, 2000 Escrow Agreement.

(i) Earnings per share is calculated based on the weighted average number of Common shares outstanding during the year of 16,470,764 (2000 – 14,281,115). Diluted earnings per share have not been presented as they are not materially dilutive.

10. Commitments:

Under the terms of operating leases for premises, including operating costs, and equipment, the Corporation is obligated to make the following minimum rental payments:

	Premises	Equipment	Total
2002	$ 956,855	$ 1,024,611	$ 1,981,466
2003	976,663	689,325	1,665,988
2004	892,146	504,903	1,397,049
2005	885,873	107,373	993,246
2006 and thereafter	4,093,802	3,538	4,097,340
	$ 7,805,339	$ 2,329,750	$ 10,135,089

11. Related party transactions:

(a) Included in accounts receivable is an amount of $100,955 (2000 - $72,295) due from a company with common officers, directors and shareholders.

(b) During the year, the Corporation paid rent and operating costs in the amount of $275,130 (2000 - $264,788) to a company with common officers, directors and shareholders. Management is of the opinion that this transaction was undertaken under the same terms and conditions as transactions with non-related parties.

(c) During the year ended May 31, 2000, the Corporation sold an inactive subsidiary to the president of the Corporation for $1. Subsequent to the sale, the subsidiary forgave debts owed by the Corporation totaling $408,726.

On December 9, 1999, the Corporation sold an investment to a company related by virtue of common officers, directors and significant shareholders for proceeds of $72,388.

These transactions were measured at the exchange amounts which were the amount of consideration established and agreed upon by the related parties.

12. Financial instruments:

(a) Fair values:

The fair values of the Corporation's accounts receivable, operating loan, accounts payable and accrued liabilities and postage advances approximate their carrying values due to their short-term maturity.

The fair values of the long-term debt and convertible debenture approximate their carrying values.

(b) Credit risk:

The Corporation's maximum credit risk exposure is limited to the carrying value of accounts receivable of $7,775,150 (2000 - $4,419,109).

(c) Interest rate risk:

The Corporation is exposed to interest rate cash flow risk to the extent that the operating loan and long-term debt bear interest at floating interest rates.

13. Subsequent event:

On July 23, 2001 the Corporation received approval from the Canadian Venture Exchange to make a normal course issuer bid to purchase up to 847,288 of its issued and outstanding common shares between July 23, 2001 and July 22, 2002. To date no Common shares have been purchased.

14. Contingency:

A claim has been filed against the Corporation by one of the Corporation's equipment suppliers for an aggregate amount of $4.7 million. The Corporation has filed a cross-claim against the supplier for an aggregate amount of $1.5 million plus general damages of an undetermined amount. At the time of preparation of these statements, the Corporation and the supplier were negotiating execution of a standstill agreement and seeking other means to resolve their differences.

15. Comparative figures:

The presentation of certain accounts of the previous period has been changed to conform with the presentation adopted for the current period.

corporate information

Board of Directors

Daryl H. Gilbert
President
Gilbert, Laustsen, Jung Associates Ltd.
Calgary, Alberta

R. David Webster
Manager, Pipeline Integrity
Colt Engineering Corporation
Calgary, Alberta

Management

Sandi K. Gilbert
Senior Vice President, Strategy

Edwin M. Gades
Vice President, Business Development
and Emerging Technologies

Patrick J. McFall
Vice President, Ideas and New Media

Karly D. Black
Vice President, Client Relations

Corporate Headquarters

Transfer Agent

CIBC Mellon Trust Company
Calgary, Alberta

Legal Counsel

Auditors

KPMG LLP
Calgary, Alberta

Stock Listing

Investor Relations Contact

Kim Rayner
Globel Direct Inc.
1 800 551-5721
Phone: 403 531-6550

